Filed pursuant to Rule 433

Registration No. 333-222068

August 11, 2020

PRICING TERM SHEET

Issuer:	American Electric Power Company, Inc.

Designation:	Equity Units (each being referred to as an “Equity Unit”) that will initially be in the form of a Corporate Unit (each being referred to as a “Corporate Unit”) initially consisting of a purchase contract issued by the Issuer and a 1/20 undivided beneficial ownership interest in $1,000 principal amount of 1.30% Junior Subordinated Debentures due 2025 (the “Notes,” each being referred to as a “Note”) to be issued by the Issuer.

Number of Equity Units Offered:	15,000,000 (or 17,000,000 if the underwriters exercise their option to purchase up to 2,000,000 additional Corporate Units in full).

Aggregate Equity Units Offering Amount:	$750,000,000 (or $850,000,000 if the underwriters exercise their option to purchase up to 2,000,000 additional Corporate Units in full).

Stated Amount per Equity Unit:	$50.00

Public Offering Price; Underwriting Discounts and Commissions	The Corporate Units are being offered to the public at a price of $50.00 per Corporate Unit, for a total of $750,000,000. The Issuer’s proceeds from the Equity Units Offering (after underwriting discounts of $1.00 per Corporate Unit from the public offering price (totaling $15,000,000) and before expenses) will equal $49.00 per Corporate Unit, for a total of $735,000,000.

Interest Rate on the Notes:	1.30% per year, subject to the Issuer’s right to defer interest payments as described in the preliminary prospectus supplement and subject to modification in connection with a successful remarketing.

Deferred Interest on the Notes:	Deferred interest on the Notes will bear interest at the interest rate applicable to the Notes, compounded on each interest payment date to, but excluding, the interest payment date on which such deferred interest is paid, subject to applicable law.

Comparable Yield:	The Issuer has determined that the comparable yield (as described in the preliminary prospectus supplement) for the Notes is 1.50% per year and the projected payments, per 1/20 undivided beneficial ownership interest in a Note, are $0.1643 on November 15, 2020, $0.1625 for each subsequent quarter ending on or prior to August 15, 2023 and $0.4525 for each six months ending after August 15, 2023 (which does not include the payment of principal at maturity). The Issuer has also determined that the projected payment per 1/20 undivided beneficial ownership interest in a Note at the Note Maturity Date is $50.4525 (which includes the stated principal amount as well as the final projected interest payment).

Contract Adjustment Payment Rate:	4.825% per year or $2.4125 per year on the Stated Amount of Equity Unit subject to the Issuer’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement.

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.125% per annum (which is equal to the rate of total distribution on the Corporate Units), compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid.

Total Distribution Rate on the Corporate Units:	6.125% per year

Reference Price:	$83.29 (subject to adjustment, as described in the preliminary prospectus supplement), which will be the closing price of the Issuer’s common stock on the New York Stock Exchange on the date of this pricing term sheet.

Threshold Appreciation Price:	$99.95 (subject to adjustment, as described in the preliminary prospectus supplement), which represents an appreciation of approximately 20.0% over the Reference Price.

Minimum Settlement Rate:	0.5003 shares of the Issuer’s common stock (subject to adjustment, as described in the preliminary prospectus supplement).

Maximum Settlement Rate:	0.6003 shares of the Issuer’s common stock (subject to adjustment, as described in the preliminary prospectus supplement), which is equal to the Stated Amount per Equity ($50.00) divided by the Reference Price.

Purchase Contract Settlement Date:	August 15, 2023 (or if such day is not a business day, the following business day)

Note Maturity Date:	August 15, 2025

Estimated Net Proceeds to the Issuer from the Equity Units Offering:	The net proceeds from the sale of Equity Units will be approximately $735 million (or approximately $833 million if the underwriters exercise their option to purchase up to 2,000,000 additional Corporate Units in full), after deducting the underwriting discounts and commissions but before deducting other offering expenses.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Co-Managers:

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Listing:	The Issuer intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “AEPPRC”.

Transaction Date:	August 11, 2020

Settlement Date:	August 14, 2020

CUSIP/ISIN for the Corporate Units:	02557T 307/US02557T3077

CUSIP/ISIN for the Treasury Units:	02557T 406/US02557T4067

CUSIP/ISIN for the Notes:	02557T AD1/US02557TAD19

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable undivided beneficial ownership interest in each Note will be $50.00 (or 100.0% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0.00 (or 0.0% of the issue price of a Corporate Unit).

Early Settlement:

Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement, a holder of Corporate Units or Treasury Units) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the preliminary prospectus supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the Notes as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 160,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued upon settlement of such purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the preliminary prospectus supplement).

Early Settlement Upon a Fundamental Change:

Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the preliminary prospectus supplement) that occurs prior to the 30th scheduled trading day preceding the Purchase Contract Settlement Date, each holder of a purchase contract, subject to certain conditions described in the preliminary prospectus supplement, will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the preliminary prospectus supplement) at the settlement rate determined as if the applicable market value were determined, for such purpose, based on the market value averaging period starting on the 23rd scheduled trading day prior to the fundamental change early settlement date and ending on the third scheduled trading day immediately preceding the fundamental change early settlement date, plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the preliminary prospectus supplement) in the fundamental change:

Stock Price on Effective Date

Effective Date	$30.00	$40.00	$50.00	$75.00	$83.29	$90.00	$99.95	$125.00	$150.00	$175.00	$200.00	$250.00	$300.00
08/14/2020	0.1265	0.0922	0.0693	0.0186	0.0000	0.0346	0.0737	0.0454	0.0304	0.0224	0.0177	0.0122	0.0088
08/15/2021	0.1102	0.0810	0.0621	0.0161	0.0000	0.0300	0.0676	0.0383	0.0250	0.0189	0.0154	0.0112	0.0085
08/15/2022	0.0682	0.0504	0.0395	0.0072	0.0000	0.0175	0.0516	0.0224	0.0142	0.0113	0.0095	0.0071	0.0055
08/15/2023	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the preliminary prospectus supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•  if the stock price is in excess of 300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

•  if the stock price is less than $30.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 160,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Creating Treasury Units from Corporate Units:

Each holder of Corporate Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the preliminary prospectus supplement), to substitute Treasury Securities (as defined in the preliminary prospectus supplement and each being referred to as a “Treasury Securities”) which must be purchased in the open market at the expense of the Corporate Unit holder (unless otherwise owned by the holder) for the related undivided beneficial ownership interest in Notes held by the collateral agent (as described in the preliminary prospectus supplement). The Treasury Securities must have an aggregate principal amount at maturity equal to the aggregate principal amount of the Notes underlying such holder’s Corporate Units.

Because Treasury Securities and the Notes are issued in minimum denominations of $1,000, holders of Corporate Units may only make these substitutions in integral multiples of 20 Corporate Units. Each of these substitutions will create Treasury Units, and the Notes underlying the holder’s Corporate Units will be released upon substitution to the holder and will be tradable separately from the Treasury Units.

Recreating Corporate Units from Treasury Units:	Each holder of Treasury Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the preliminary prospectus supplement), to recreate Corporate Units, by substituting for the related Treasury Securities held by the collateral agent (as described in the preliminary prospectus supplement) Notes having an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury Securities for which substitution is being made. Because Treasury Securities and the Notes are issued in minimum denominations of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 20 Treasury Units. Each of these substitutions will recreate Corporate Units and the applicable Treasury Securities will be released to the holder and will be tradable separately from the Corporate Units.

Ratings*:	Baa3 (Stable) by Moody’s Investors Service, Inc. BBB (Stable) by S&P Global Ratings, Inc., a division of S&P Global Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.